LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Attorneys at Law
5335 WISCONSIN AVENUE, N.W., SUITE 400
Washington, D.C. 20015
TELEPHONE (202) 274-2000
Facsimile (202) 362-2902
www.luselaw.com

writer’s direct dial number	writer’s e-mail
(202) 274-2008	aschick@luselaw.com
June 27, 2006
Via EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Energy Services Acquisition Corp.
Correspondance regarding Amendement No. 2
to Registration Statement on Form S-1
Filed on June 19, 2006
File No. 333-133111
Dear Mr. Reynolds:
     Pursuant to our conversations with the accounting staff of the Securities and Exchange Commission on behalf of Energy Services Acquisition Corp. (the “Company”), enclosed please find a revised Warrant Agreement, which the Company intends to file as a revised exhibit, and a revised Unit Purchase Option.
     Any questions with regard to the foregoing should be directed to the undersigned at 202-274-2008.

Very truly yours,

/s/Alan Schick
cc: Marshall T. Reynolds, Chairman of the Board